UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2008

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  [X]        FORM 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  [    ]        NO  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I. Strategic Guidelines and Targets for the 2009-2011 Three-year Period

Telecom Italia’s previously announced strategic guidelines and targets for the 2009-2011 three-year period are highlighted below.

•	Group Industrial Strategy: focus on the domestic market and Brazil.

•	Strict financial discipline to strengthen the generation of operating free cash flow.

•	Major commitment to cost and investment control in particular in the domestic business through seven company–transforming programs.

•	Further reductions in domestic employee numbers.

•	Significant debt reduction.

•	Consolidation of equity stake in Telecom Argentina with the support of a local partner; no financial outlay required of Telecom Italia.

•	Ongoing disposal of non-core assets.

A) Domestic Market

The primary objective of the 2009-2011 Plan with respect to Telecom Italia’s domestic market is to invert the revenues trend in 2010 through growth in revenues from innovative services (broadband and adjacent businesses).

Our efforts to return to domestic market growth are based on five points:

1.	Defense of market share value through the new customer-centric approach (consumer, business and Top Client), which will be fully operational as of January 2009 with the introduction of the new organizational structure.

2.	Filling fixed-line broadband penetration gap compared with the European average, by increasing customer satisfaction through enhanced Quality of Service, offering innovation that addresses new needs, and promoting VAS and Connectivity service suites for residential and business customers.

3.	Development of mobile broadband through defense of the mobility premium, TIM’s interactive VAS services positioning and growing convergent broadband customer numbers.

4.	Significant development of adjacent businesses (IPTV, ICT, Online Advertising, Digital Home, Service Exposure) to increase customer share of wallet and loyalty.

5.	Overhaul of the Group’s brand architecture to engender a more consistent perception of new convergent offerings and our customer-centric approach.

B) Reduction of Costs and Investments

The Plan identifies seven areas for efficiency, in pursuit of a Lean Company approach, in order to increase the reduction of overall Group-wide costs and investments. A substantial portion of these efficiencies is expected to be achieved during the course of 2009 through (i) three IT, Network Operations, Building & Energy simplification and rationalization programmes; (ii) three Sales & Distribution, Customer Operations and Delivery & Assurance programmes that will reengineer processes along customer-centric lines; and (iii) one organization streamlining and process and support rationalization program.

C) Brazil

Brazil is a solid emerging market where Telecom Italia is keen to strengthen its position by leveraging the potential of mobile telephony as a broadband growth enabler, and by exploiting opportunities arising from fixed-line/mobile migration. Telecom Italia intends to drive its Brazilian market operations through a focus on quality of service, innovation leadership, and a customer-centric approach, against a backdrop of cost efficiency.

We will continue to invest in innovation in an effort to ensure that the TIM brand becomes the standard for convergent products. TIM’s status as a pure mobile provider means that the Brazilian fixed-line market offers opportunities, for which we believe the company is well-positioned.

D) Argentina

Telecom Italia confirms its commitment to Telecom Argentina where it intends to expand its presence by exercising its call option to increase its shareholding in Sofora with the support of a local partner and without any financial outlay for Telecom Italia.

E) Realizing the Value of Non-Core Assets

An analysis of Telecom Italia’s assets portfolio has identified certain non-core assets that fall outside the Group’s strategic orientations and the financial discipline that underpins the Business Plan. The Group plans to realize the value of this portfolio through asset dispositions.

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In connection with the 2009-2011 Strategic Plan described above, set forth below is an updated risk factor which should be read together with the risk factors contained in Telecom Italia S.p.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on May 8, 2008.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On December 3, 2008, we set out our strategic priorities for the 2009-2011 period. Our strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we will focus on our leading competitive position in our domestic market, employing a customer-centric approach, and, internationally, on our Brazilian operations, on new services and enabling functions, the development of innovative services (broadband and adjacent businesses), while endeavoring to improve efficiency and reduce debt levels, including through dispositions of non-core assets. More specifically, the 2009-2011 strategic plan provides for:

•	pursuing a return to growth in our domestic market through:

•	a customer-centric approach under a new organizational structure (consumer, business and top client);

•	reducing the gap between broadband and fixed-line penetration levels;

•	developing mobile broadband;

•	developing innovative and adjacent businesses to increase customer share; and

•	reorganizing brand architecture to engender a more consistent perception of convergent offerings and customer-centric approach;

•

seeking new cost-efficiencies in seven identified areas, including through IT, Network Operations, Building & Energy rationalization programs and reengineered Sales & Distribution, Customer Operations and Delivery & Assurance programs;

•

focusing international operations on strengthening our position in Brazil by leveraging mobile telephony to enable broadband growth and exploiting opportunities arising from fixed-line/mobile migration, while confirming our commitment to Telecom Argentina; and

•	realizing value from the disposal of non-core assets.

Our ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of our control, such as:

•	growing market competition with a consequent decline in the prices of services;

•	our ability to manage costs;

•	regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	our ability to attract and retain highly qualified employees;

•	entry of new competitors in the Italian telecommunications market which could cause Telecom Italia to lose further market share;

•	our ability to strengthen our competitive position through our focus on adjacent markets and in international markets (particularly Brazil for mobile telecommunications);

•	our ability to develop and introduce new technologies attractive to the market, to manage innovation, to supply value-added services and to increase the use of our fixed and mobile networks;

•	the effect of adverse economic trends in the major markets in which the Telecom Italia Group operates;

•

our ability to refinance existing indebtedness when due under the current uncertain conditions to the capital and bank markets; such uncertain conditions might also adversely impact liquidity already raised for refinancing purposes;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony; and

•	the effect of exchange rate fluctuations on the operating revenues and margins and financial management of Telecom Italia.

There can be no assurance that the objectives identified by management can effectively be attained in the manner and within the time frames described.

II. Credit Rating

On December 11, 2008, Fitch Ratings downgraded Telecom Italia’s long-term credit rating to “BBB” from “BBB+”. Fitch Ratings has assigned a stable outlook to Telecom Italia’s “BBB” long-term credit rating.

III. 1998 License Fees

Telecom Italia intends to appeal, to Italy’s highest administrative court (Consiglio di Stato), the decision by the Regional Administrative Court (TAR) of Lazio, published on December 15, 2008, which in contrast with the decision by the European Court of Justice and its own previous jurisprudential decisions, has rejected Telecom Italia’s right to the reimbursement of the 1998 license fees (expected to be for a total of €529 million, plus interest) levied on the Telecom Italia Group.

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Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This report contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•

our ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets; such uncertain conditions might also adversely impact liquidity already raised for refinancing purposes;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	our ability to successfully achieve our debt reduction targets;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2008

TELECOM ITALIA S.p.A.

By:	/s/ Marco Patuano
Name:	MARCO PATUANO
Title:	Chief Financial Officer